ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-156695 Dated September 30, 2010

UBS E-TRACS

UBS E-TRACS 1xMonthly Short Alerian MLP Infrastructure Total Return Index

Exchange Traded Notes (ETNs) are senior, unsecured, unsubordinated debt securities that are designed to track the total return on a specific market index, less investor fees, and provide investors with exposure to the total returns of various market indices, including indices linked to stocks, bonds, commodities, Master Limited Partnerships (MLPs), and currencies.

UBS Exchange Traded Access Securities (UBS E-TRACS) are innovative investment products offering easy access to markets and strategies that may not be readily available in the existing marketplace. The UBS E-TRACS 1xMonthly Short Alerian MLP Infrastructure Total Return Index is designed to provide a short exposure to the MLP Infrastructure market by tracking the inverse performance of the Alerian MLP Infrastructure Total Return Index, plus a fixed income return based on a hypothetical 91-day Treasury Bill portfolio, less investor fees. The Alerian MLP Infrastructure Total Return Index, comprised of 25 energy infrastructure Master Limited Partnerships, is a liquid, midstream-focused subset of the Alerian MLP Index (NYSE: AMZ). The Underlying Index, whose constituents generally earn the majority of their cash flow from the transportation and storage of energy commodities, provides investors with a benchmark for the infrastructure component of this emerging asset class. The Underlying Index is calculated using a capped, float-adjusted, capitalization-weighted methodology that results in greater diversification versus a pure market capitalization-weighted index.

Product profile
Product Name	UBS E-TRACS 1xMonthly Short Alerian MLP Infrastructure Total Return Index

Underlying Index	Alerian MLP Infrastructure Total Return Index

Issuer	UBS AG

Ticker Symbol	MLPS

CUSIP	902641612

Primary Exchange	NYSE Arca

Initial Trade Date	September 28, 2010

Maturity Date	October 1, 2040

Yearly Fee (%)	0.85% per annum accrued on a daily basis

Returns
	Total Return	Annualized Return
Alerian MLP Infrastructure Total Return Index*	1,567.62%	21.03%
Alerian MLP Index	820.37%	16.25%
S&P 500® Index	137.48%	6.04%
S&P 500 Utilities® Index	127.95%	5.75%
Dow Jones-UBS Commodity IndexSM	114.21%	5.30%

Pro forma and historical results for the period from December 29, 1995 through September 23, 2010.

*	The data for the Underlying Index for the period prior to its inception on March 20, 2008 is pro forma and is derived by using the Underlying Index’s calculation methodology with historical prices.

Source: Alerian, Standard & Poor’s, and Dow Jones

Pro forma and historical information presented is as of September 23, 2010 and is furnished as a matter of information only. Pro forma and historical performance of the Underlying Index is not an indication of future performance. Future performance of the Underlying Index may differ significantly from pro forma and historical performance, either positively or negatively.

The graph above illustrates the hypothetical performance of the Underlying Index from December 29, 1995 through September 23, 2010 in comparison with other benchmark indices. The data for the Underlying Index for the period prior to its inception on March 20, 2008 is pro forma and is derived by using the Underlying Index’s calculation methodology with historical prices.

Constituent Weightings

Name	Ticker	Weight
Enterprise Products Partners LP	EPD	9.53%
Kinder Morgan Energy Partners LP	KMP	9.42%
Magellan Midstream Partners LP	MMP	6.98%
ONEOK Partners LP	OKS	6.98%
Plains All American Pipeline LP	PAA	6.94%
Energy Transfer Partners LP	ETP	6.93%
Enbridge Energy Partners LP	EEP	4.88%
NuStar Energy LP	NS	4.74%
Buckeye Partners LP	BPL	4.71%
Regency Energy Partners LP	RGNC	4.42%

Source: Alerian; as of September 23, 2010.

Product Overview

Why Invest in a product that shorts the MLP Index?

Because it provides a tool for investors to hedge broad MLP exposure. Additionally, it allows investors to express a bearish view on the MLP infrastructure market, providing the potential to profit from declines in the MLP sector.

Benefits of Investing in the ETN

Short Exposure to a portfolio of energy infrastructure MLPs through a single investment.

Tax administration benefit —gain or loss on the ETN is reported on Form 1099, and therefore the administrative burden associated with K-1 forms is eliminated.

What are some of the key risks in the ETN?

•	The ETNs may result in a loss of some or all of your investment.

•	The ETNs are debt obligations of UBS AG and therefore are exposed to the credit risk of UBS AG.

•

The ETNs provide exposure to the inverse performance of the Underlying Index and should be purchased only by investors who understand inverse (short) exposure risk and the consequences of seeking inverse investment results.

•	The ETNs may not have an active secondary market and may not continue to be listed over their term.

•

The payment on the ETN at maturity, call, acceleration, or upon early redemption, will be based on the VWAP Level of the Underlying Index and not on the closing level of the Underlying Index, as specified in the applicable prospectus supplement. The

VWAP Level of the Underlying Index will most likely differ from the closing level of the Underlying Index.

•	The ETN is linked to a total return index and provides short exposure, and thus will not pay any coupons.

•	Distributions relating to the Underlying Index constituents will have a positive impact on the value of the total return index which will result in a negative impact on the value of the ETN.

•	If the Underlying Index appreciates in value, investors could lose a substantial amount, if not all, of their initial investment.

•

The performance of the ETN will be reduced by (i) a fee designed to compensate the Issuer for the cost of borrowing the Underlying Index constituents associated with them selling short, and (ii) a management fee.

•	The Issuer’s obligation to redeem the ETNs is subject to substantial minimum size restrictions. Liquidity could be limited if you hold less than the minimum amount of ETNs.

•	The ETNs may be automatically accelerated and mandatorily redeemed, resulting in a loss of some or all of your investment.

•	The ETNs are designed as a trading product and should not be used as a buy and hold investment.

•	You will not know how much you will receive upon early redemption at the time that you elect to redeem your ETNs.

•	Significant aspects of the tax treatment of the ETNs are uncertain.

The risks identified above are not exhaustive. You should also review carefully the related “Risk Factors” section of the relevant prospectus supplement.

Contact Us

Customer support

+1-877-ETRACS 5 (+1-877-387 2275)

Hours available

Monday to Friday 8:00 a.m. – 5:00 p.m. EST

Email

e-tracs@ubs.com

Website

www.ubs.com/e-tracs

This material is issued by UBS AG or an affiliate thereof (“UBS”). Products and services mentioned in this publication may not be available for residents of certain jurisdictions. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker/dealer. Member of SIPC (http://www.sipc.org/). An investment in the UBS E-TRACS ETNs involves risks and is subject to the creditworthiness of UBS. We urge you to read the more detailed explanation of risks described under “Risk Factors” in the prospectus supplement for the UBS E-TRACS ETNs. UBS E-TRACS ETNs are sold only in conjunction with the relevant offering materials. UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for the offering of the UBS E-TRACS ETNs) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the applicable prospectus supplement by calling toll-free (+1-877-387 2275). In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services Inc. is a registered broker/dealer and affiliate of UBS Securities LLC. © UBS 2010. The key symbol and UBS are among the registered and unregistered trademarks of UBS. Alerian MLP Infrastructure Index, Alerian MLP Infrastructure Total Return Index, AMZ and AMZIX are trademarks of GKD Index Partners, LLC d/b/a Alerian and their use is granted under a license from GKD Index Partners, LLC d/b/a Alerian. Other marks may be trademarks of their respective owners. All rights reserved.